SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Change In Registrant’s Independent Registered Public Accounting Firm

Highway Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report that on January 21, 2020 the Company appointed Gumbiner Savett Inc. (“Gumbiner”) as the Company’s independent registered public accounting firm with immediate effect. Gumbiner replaces Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), the former independent auditor. The appointment of Gumbiner was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

Deloitte’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2019 and March 31, 2018 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2019 and March 31, 2018 and through the subsequent interim period on or prior to January 21, 2020, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its report.

Resignation of Director

On January 18, 2020, Brian Geary informed the Company that he has resigned his position as a director of the Board of Directors of the Company effective as of December 31, 2019. Ms. Geary’s resignation did not result from any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 21, 2020	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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